FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     January 7, 1998
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Fidelity Beacon Street Trust (the Trust)
 Spartan New Jersey Municipal Money Market Fund (the fund)
 File Nos. (2-64791) and (811-4508)
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000311884-97-000025 from the above Registrant. This filing is unnecessary due to a subsequent reorganization of the underlying fund contained in the filing.
On November 26, 1997, shareholders of Spartan New Jersey Municipal Money Market Fund, a fund of Fidelity Beacon Street Trust, approved a reorganization of the fund to Fidelity Court Street Trust II (File Nos. 33-43758 and 811-6453). The closing date for this reorganization is scheduled for January 10, 1998. As a result of the reorganization, a Registration Statement on behalf of Spartan New Jersey Municipal Money Market Fund will be filed pursuant to Rule 485(b) in Post-Effective Amendment No. 19 to Fidelity Court Street Trust II. This Registration Statement will have an effective date of January 10, 1998. In anticipation of shareholder approval of the proposed reorganization, a Registration Statement was previously filed on behalf of Spartan New Jersey Municipal Money Market Fund pursuant to Rule 485(a) in Post-Effective Amendment No. 16 to Fidelity Court Street Trust II.

    Very truly yours,



    /s/Eric D. Roiter
    Eric D. Roiter
    Secretary and Agent for Service